SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                  VIZACOM INC.
                                  ------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   92855E 20 1
                                   -----------
                                 (CUSIP Number)

                              Neil M. Kaufman, Esq.
                             Kaufman & Moomjian, LLC
                      50 Charles Lindbergh Blvd., Suite 206
                          Mitchel Field, New York 11553
                                 (516) 222-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 92855E 20 1               13D/A                      Page 2 of 4 Pages
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1   NAMES OF REPORTING PERSONS
    SpaceLogix, Inc.  (26-0005009)

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
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3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
          OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                    -0-
BENEFICIALLY        ------------------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH                                      -0-
REPORTING           ------------------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER
                                          -0-
                    ------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                          -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

     This Schedule 13D/A is being filed by the undersigned (the "Reporting Person"), a wholly-owned subsidiary of Vizacom Inc. (the "Issuer"), to report that, on December 28, 2001 (the "Merger Date"), SpaceLogix, Inc., a Delaware corporation which merged with and into the Reporting Person on the Merger Date ("Former SpaceLogix"), declared a pro-rata dividend (the "Dividend") of all 400,000 shares of common stock, par value $.001 per share (the "Common Stock"), of the Issuer owned by it that were the subject of the Schedule 13D filed by Former SpaceLogix on November 14, 2001 and amended on December 7, 2001 (the "Schedule 13D"). Accordingly, the Reporting Person, in its capacity as successor to Former SpaceLogix, hereby amends Item 5 of the Schedule 13D as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aggregate number of shares of Common Stock beneficially owned by the Reporting Person:
                -0-
              Percentage: 0%

         (b)  1.   Sole power to vote or to direct vote: -0-
              2.   Shared power to vote or to direct vote: -0-
              3.   Sole power to dispose or to direct the disposition: -0-
              4.   Shared power to dispose or to direct the disposition: -0-

         (c) Other than declaration of the Dividend referred to above, there were no transactions in the Common Stock by Former SpaceLogix during the past sixty (60) days.

         (d) Not applicable.

         (e) Former SpaceLogix ceased to be the beneficial owner of more than five percent of the Common Stock on December 28, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 16, 2002

                                          SPACELOGIX, INC.


                                          By:      /s/ Alan W. Schoenbart
                                             --------------------------------
                                             Name: Alan W. Schoenbart
                                             Title: CFO, Secretary and Treasurer